April 2, 2010

VIA COURIER AND EDGAR

	Re:	DynaVox Inc.
Registration Statement on Form S-1
File No. 333-164217

David Orlic, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4561

Washington, D.C. 20549

Dear Mr. Orlic:

On behalf of DynaVox Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 3 to the above-referenced Registration Statement relating to the offering of the Company’s Class A common stock, marked to show changes from Amendment No. 2 to the Registration Statement as filed on March 19, 2010.

In addition, we are providing the following responses to your comment letter, dated March 30, 2010, regarding the Registration Statement.  To assist your review, we have retyped the text of the Staff’s comments in italics below.  Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3 to the Registration Statement.  The responses and information described below are based upon information provided to us by the Company.

To facilitate the Staff’s review of the Registration Statement, we are supplementally providing under separate cover certain disclosures dependent upon the offering price that we anticipate including in a subsequent pre-effective amendment to the Registration Statement.

Organizational Structure

Offering Transactions, page 30

1.                                       We note your response to prior comment 3 and your proposed revised disclosures on page 31 where you allocate the existing tax basis at the time of the offering between tangible and intangible assets. Please tell us and disclose what portion of the existing tax basis in goodwill will be deductible for tax purposes. To the extent that any portion of the goodwill is not deductible then explain what impact, if any that will have on the payments you expect to make under the tax receivable agreement.

The Company advises the Staff that it expects that all of the intangible assets, including goodwill, of DynaVox Systems Holdings LLC will be deductible for tax purposes and it has revised page 31 of Amendment No. 3 to so disclose.

Dilution, page 37

2.                                       Please provide your calculations to support the pro forma net tangible book value as of January 1, 2010 and the pro forma net tangible book value as of January 1, 2010 after giving effect to the transactions described under “Unaudited Pro Forma Consolidated Financial Information.” Also, include a reconciliation of the number of shares used in the denominator for each calculation and explain further your basis for assuming the exchange of all New Holdings Units (other than DynaVox Inc.) into Class A common stock in your calculations. Alternatively, tell us your consideration to include the impact on dilution to new investors assuming the exchange of all New Holdings Units as a footnote to your dilution table information. Ensure that your calculations reconcile to the pro forma balance sheet disclosures provided elsewhere in your registration statement.

The Company calculated the pro forma net tangible book value as of January 1, 2010 and the pro forma net tangible book value as of January 1, 2010 after giving effect to the transactions described under “Unaudited Pro Forma Consolidated Financial Information” as described in the table below.

Calculation of pro forma net tangible book value per share (dollars in thousands, except per share amounts):

Pre-Offering Transactions
Actual total assets	$128,399
Goodwill and other intangible assets	(82,293)
Actual total tangible assets	46,106
Actual total liabilities	(96,706)
Actual net tangible book value	$(50,600)
Shares of Class A common stock assuming 100% exchange	25,610,294
Pro forma net tangible book value per share	$(1.98)

Post-Offering Transactions
Pro forma total assets	$179,137
Goodwill and other intangible assets	(82,293)
Pro forma total tangible assets	$96,844
Pro forma total liabilities	(111,808)
Pro forma net tangible book value	$(14,964)
Shares of Class A common stock assuming 100% exchange	29,610,294
Pro forma net tangible book value per share	$(0.51)

The Company determined the number of shares of Class A common stock to use in the denominator in the calculations in the table above as described in the table below.

Reconciliation of shares used in net tangible book value per share calculation:

Number of shares of Class A common stock offered
Shares sold to finance purchases of units from DynaVox Systems Holdings LLC	4,000,000
Shares sold to finance purchases of units from existing owners	5,375,000

Number of shares of Class A Common stock outstanding post-IPO per January 1, 2010 pro forma balance sheet	9,375,000

Shares held by existing owners assuming 100% exchange	20,235,294

Total shares of Class A common stock assuming 100% exchange	29,610,294

Pre-Offering Transactions: shares of Class A common stock assuming 100% exchange	25,610,294
Shares sold to finance purchases of units from DynaVox Systems Holdings LLC	4,000,000

Total shares of Class A common stock assuming 100% exchange	29,610,294

The Company has added disclosure on page 37 of Amendment No. 3 explaining its consideration to include the impact on dilution to new investors assuming the exchange of all New Holdings Units held by its existing owners for shares of Class A common stock.

Unaudited Pro Forma Consolidated Financial Information, page 39

3.                                       We note your response to prior comment 4 where you determined that pro forma per share data was not necessary since the company’s earnings for the preceding 12 months exceeded the expected distribution. Please clarify that you considered both the distribution to existing owners and the repayment of outstanding debt in your response. If so, then provide the calculations that support your conclusions or alternatively revise your disclosures to include the pro forma per share data giving effect to the number of shares whose proceeds will be used to pay either one or both of these distributions.

In response to the Staff’s comment the Company has revised the unaudited pro forma consolidated statements of income on pages 40-44 of Amendment No. 3 to present the pro forma per share data adjusted to give effect to the elimination of the increase in the number of shares which, when multiplied by the offering price (net of underwriting discounts), generates proceeds sufficient to pay the $10 million distribution (omitting certain numerals dependent upon the offering price that we anticipate including in a subsequent pre-effective amendment to the Registration Statement).  Additionally, the Company notes that the $31 million aggregate principal payment of its senior subordinated notes has been reflected in the pro forma financial information through the elimination of the interest costs associated with such debt and the inclusion of the shares sold to facilitate the debt repayment in the weighted average shares outstanding.

4.                                       Revise your disclosures in footnote 6(a) to incorporate the information provided in response to prior comment 5. In this regard, include a discussion regarding the performance-based options that will vest upon the pricing of the offering as a result of the Class A unit holders achieving the required return on their original capital contribution as well as a discussion of the Compensation Committee’s approval to accelerate the CEO and CFO’s service-based units.

The Company has revised pages 41 and 44 of Amendment No. 3 to incorporate the information provided in response to prior comment 5 and the other matters described in the Staff’s comment.

5.                                       Please provide your calculations and assumptions that support the adjustments to both deferred tax assets and payable to related parties that give effect to the tax receivable agreement. In this regard, tell us the realizable tax benefit for (a) the tax basis in the intangible assets of Holdings LLC at the date of the offering (b) the increase in the tax basis of the purchased interests and (c) any other tax benefits included in your calculations.

The tax receivable agreement provides for payments of 85% of the tax benefits to be realized by DynaVox Inc. as a result of (1) the existing tax basis in the intangible assets of DynaVox Systems Holdings LLC, (2) the increases in tax basis increase under §743 and §754 of the Internal Revenue Code relating to the purchase by DynaVox Inc. of interests in DynaVox Systems Holdings LLC from the existing owners, (3) any imputed interest in accordance with § 483, §1272 and §1274 and (4) the additional tax basis under §743 and §754 that occurs as payments of items (1) and (2) are made pursuant to the tax receivable agreement.

The share of the tax basis in the intangible assets of DynaVox Systems Holdings LLC estimated to be attributable to DynaVox Inc. following the offering transactions is $16.7 million. The total realized tax benefits for the existing tax basis in the intangible assets is estimated to be $6.4 million, which is computed as DynaVox Inc.’s share of the tax basis in the intangible assets multiplied by 38%, DynaVox Inc.’s expected tax rate.  Under the tax receivable agreement, DynaVox Inc. will be required to pay $5.4 million, or 85% of such total realized tax benefits, to the Company’s existing owners and will record a liability of such amount.  No incremental deferred tax asset will be recorded relating to the existing intangible assets.

The $5.4 million of payments under the tax receivable agreement will result in an additional tax basis increase under §743 and §754 of the Internal Revenue Code. This additional tax basis results in additional payment obligations under the tax receivable agreement.  The tax benefits for DynaVox Inc. resulting from such additional tax basis (which includes the additional tax basis resulting from these additional payment obligations under the tax receivable agreement) are estimated to be $3.0 million, which is calculated by taking the quotient of the tax benefits resulting from the existing tax basis in the intangible assets ($6.4 million) divided by 67.7% (using the gross up formula of 1 - (tax rate multiplied by 85%)) minus the benefits of $6.4 million resulting from the original existing tax basis in the intangible assets as described in the previous paragraph.  As result, the Company will record a deferred tax asset of $3.0 million and a liability of $2.6 million, or 85% of the amount of the deferred tax asset.

DynaVox Inc. also expects to realize tax benefits related to the increase in tax basis under §743 and §754 of the Internal Revenue Code for the units of DynaVox Systems Holdings LLC that DynaVox Inc. will purchase from the existing owners of $30.4 million, which is calculated by multiplying the increase in tax basis of $79.9 million by the expected tax rate of DynaVox Inc. of 38%.  The tax basis increase assumes (1) that DynaVox Inc. will purchase units from the existing owners for an aggregate price of $86.0 million, (2) that the share of the liabilities of DynaVox Systems Holdings LLC attributable to DynaVox Inc. will be $18.9 million and (3) that the share of the existing tax basis attributable to DynaVox Inc. will be $25.0 million.  The amount payable under the tax receivable agreement by DynaVox Inc. to the selling unit holders relating to such tax benefits is expected to be $25.8 million, or 85% of such expected tax benefits.  As a result, the Company expects to record a deferred tax asset of $30.4 million and a liability of $25.8 million.

The $25.8 million of payments will result in an additional tax basis increase under §743 and §754 of the Internal Revenue Code and therefore results in additional payment obligations under the tax receivable agreement.  The tax benefits for DynaVox, Inc. resulting from such additional tax basis (which includes the additional tax basis resulting from these additional payment obligations under the tax receivable agreement) are estimated to be $14.5 million, which is calculated by taking the quotient of the tax benefits relating to the purchase of units from the existing owners ($30.4 million) divided by 67.7% (using the gross up formula of 1 - (tax rate multiplied by 85%)) minus the benefits of $30.4 million resulting from the original increase in basis due to the purchase of units from the existing owners as described in the previous paragraph.  As a result, the Company expects to record a deferred tax asset of $14.5 million and a liability of $12.3 million, or 85% of the amount of the deferred tax asset.

In summary, the amounts above equal the pro forma adjustments related to the “Deferred Tax Asset” and “Payable to related parties pursuant to the tax receivable agreement” of $47.9 million and $46.1 million, respectively.  The difference between these two amounts represents a pro forma adjustment related to “Additional paid-in capital” of $1.8 million.

These adjustments are summarized as follows:

	(dollars in millions)
	Increase in deferred tax asset	Increase in payable to related parties pursuant to tax receivable agreement	Increase to additional paid-in capital
Existing tax basis in DynaVox Systems Holdings LLC intangible assets		$(5.4)

Additional tax basis as a result of payment of $5.4 million on existing tax basis in DynaVox Systems Holdings LLC intangible assets	$3.0	(2.6)

Tax benefit related to purchase from existing owners	30.4	(25.8)

Additional tax basis as a result of payment of $25.8 million on tax benefit related to purchase from existing owners	14.5	(12.3)

Total Adjustment	$47.9	$(46.1)	$(1.8)

6.                                       Supplementally provide a breakdown, by amount and footnote number, of the pro forma adjustments affecting retained earnings (accumulated deficit). Also, please provide support to the $24.2 million adjustment to additional paid-in-capital for estimated net proceeds from this offering.

The Company advises the Staff that it has revised pages 45-47 of Amendment No. 3 to provide the additional breakdown and support requested (omitting certain numerals dependent upon the offering price that we anticipate including in a subsequent pre-effective amendment to the Registration Statement).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Equity-Based Compensation, page 69

7.                                       We note you utilized an independent valuation expert to assist management in determining the grant date value per unit for each unit issuance. Please describe the nature and extent of the valuation firm’s involvement in the determination of the fair value of the units and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding the reference to this specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act Sections for guidance.

The Company advises the Staff that it has revised page 72 of Amendment No. 3 to remove the reference to the independent valuation expert.

8.                                       We note your response to prior comment 7 and the proposed disclosures that you intend to include in your next amendment. Please revise such disclosures to more clearly explain the significant increase in the market value of invested capital (“MVIC”) from your December 2009 valuation to the MVIC based on your estimated IPO price as determined by your underwriters. In this regard, the factors cited do not adequately reconcile these differences. To the extent that there were material changes between the estimated valuation first communicated by the underwriters and the current valuation, provide us with this information. Also, tell us how any communications regarding estimated valuations by the underwriters factored into your December 2009 valuation. Furthermore, as previously requested, tell us how you considered the proximity of the December 2009 valuation to the filing of your registration statement in determining the appropriateness of the marketability discount used in your December 2009 valuation.

The Company advises the Staff that it has revised pages 76 and 77 to more clearly explain the significant increase in MVIC from the December 2009 valuation to the MVIC based on the estimated IPO price to include the following disclosure (omitting certain numerals dependent on the offering price that we anticipate including in a subsequent pre-effective amendment to the Registration Statement):

“Assuming that the shares of Class A common stock to be sold in this offering are sold at $16.00 per share, the midpoint of the range on the front cover of this prospectus, which has been provided to us by the managing underwriters of this offering, our MVIC is estimated to be approximately 56% higher than the MVIC that we determined in our December 17, 2009 valuation.  We believe the following overall factors contribute to this increase.

Operational performance: Our financial performance during the period since December 17, 2009 has continued to be ahead of the projections contained in the December 17, 2009 valuation. Over the same period, our net income continued to increase at a rate higher than our increase in sales and ahead of projections resulting from our ability to leverage the operating costs of our organization.  We continue to realize benefits from recent product introductions such as the Tango, which was acquired as part of the Blink Twice acquisition in July 2009.  The Tango, in combination with our other products, have enabled us to outperform our projections used in the December 17, 2009 valuation as we have been able to increase our penetration into the marketplace for children.  Additionally, we introduced our Xpress product in the first quarter of fiscal year 2010, which has also performed above our projections used in the December 17, 2009 valuation.  Investments in our software business such as the introduction of our dynamic web-based catalog, including direct marketing and social-media support, the continued support of our user community called AdaptedLearning.com and the introduction of a direct sales channel to penetrate large accounts have helped us perform above our revenue and net income projections utilized in the December 17, 2009 valuation.

Recent Transactions: We completed the acquisition of Eye Response Technologies in January of 2010, which we believe strengthens our intellectual property assets and will support and enhance our existing products. In the December 17, 2009 valuation, we did not include any incremental financial performance from Eye Response Technologies as the acquisition had not closed and at that date it was uncertain as to whether we would ultimately acquire Eye Response Technologies.  We believe the intellectual property acquired in the acquisition provides us with superior technology in one of the fastest growing segments of the speech generating device market and may in the future provide opportunities for high-margin royalty contracts in our industry and other applications. We believe these assets will enable us to create future value to the business by enabling us to develop, and improve our product lines more quickly, improve the functionality of our speech generating devices, and enable us to reach a larger portion of our potential customer base.  We believe the addition of this technology to our own products, which is expected to occur before the end of 2010, coupled with our direct sales force will increase our potential customer base and provide us with a competitive advantage in the marketplace.

Different Valuation Techniques, External Economic Factors and Different Comparable Companies: The MVIC based on the estimated offering price of the shares of our Class A common stock in this offering has been derived based upon a different valuation approach than that of the December 17, 2009 valuation.  The MVIC based on the estimated offering price is based on improved current market conditions as the Dow Jones Industrial Average has increased over 5%, and the S&P 500 has increased nearly 4% since December 17, 2009. The earnings multiples of the GPCs from the December 17, 2009 valuation were approximately 40% below the current multiples being utilized by the underwriters. This is the result of improved market conditions discussed above and the composition of comparable companies used by the underwriters being different than the GPCs used in our December 17, 2009 valuation.

Legislative Changes:  In March 2010, the president of the United States signed the Patient Protection and Affordable Care Act, which was enacted March 23, 2010 and the Health Care and Education Affordability Reconciliation Act of 2010, which was enacted

March 30, 2010. These acts include significant funding for expansion of Medicaid and enrollment in Children’s Health Insurance Plans and for subsidies to fund insurance for individuals and families that currently lack health insurance.  As a result of this expected increase in individuals and families with health insurance, we believe that these acts will increase funding opportunities for our augmentative speech devices.

Opportunity for Marketability: The December 17, 2009 valuation assumed a marketability discount of 15.0% as discussed above, whereas the MVIC based on the estimated offering price of the shares of our Class A common stock in this offering does not provide for any marketability discount.”

Additionally, the Company advises the Staff that the current valuation of the Company is approximately 2% above the low end and 11% below the high end of the valuation range that was first communicated by the lead underwriters in November 2009.

The Company advises the Staff that it considered the wide range of valuations that it received from potential underwriters during the Company’s evaluation and selection process.  The range of MVICs communicated to the Company in October and November, 2009 was between approximately $290.0 million and $606.0 million.  The Company’s implied MVIC of approximately $263 million as of December 17, 2009 is slightly below the low end of this range and falls within the range if the Company were to exclude the lack of marketability discount that would not have been included in the range provided by the group of underwriters.  The lower end of the range was selected as a result of the volatility of the equity markets coupled with uncertainty of both the overall economic climate and the Company’s ability to successfully complete the offering.  Furthermore, the Probability Weighted Expected Return Method (“PWERM”) utilized in the Company’s December 17, 2009 valuation included scenarios that had higher multiples and shorter-term exits as a result of the information it had received from the underwriters.

The Company advises the Staff that the Company considered the proximity of the December 2009 valuation to the initial filing of the Registration Statement when determining the marketability discount.  The Company’s historical practices utilizing Black-Scholes would have generated an implied discount rate of 21%.  The Company reduced this discount to 15% in consideration of our progress toward this offering.  The Company has disclosed this information in its critical accounting policy on page 75 of Amendment No. 3.

Management, page 90

9.                                       Please ensure that you have included complete biographies for the new director nominees, Mr. Nieto and Mr. Liken.

The Company advises the Staff that it has included complete biographies for Mr. Nieto and Mr. Liken and for Ms. Reed and Ms. Smorey-Giger on pages 94 and 95 of Amendment No. 3.

Certain Relationships and Related Person Transactions

Repurchase of Equity Held by Sunrise, page 129

10.                                 The final sentence of this section appears to be incomplete. Please clarify this sentence, consistent with the requirements of Item 404(a) of Regulation S-K.

The Company advises the Staff that it has revised and clarified the sentence on page 133 of Amendment No. 3 identified by the Staff.

Principal Stockholders, page 130

11.                                 Footnote 8 on page 132 indicates that Mr. Mayer shares beneficial ownership of the shares held by Park Avenue Equity Partners, L.P. Please ensure that you have disclosed all persons who directly or indirectly have or share voting and/or investment power with respect to the holdings of this entity and Vestar. See Instruction 2 to Item 403 of Regulation S K and Rule 13d-3 under the Exchange Act.

The Company advises the Staff that it has revised page 136 of Amendment No. 3 to disclose all persons who directly or indirectly have or share voting power and/or investment power with respect to Park Avenue Equity Partners, L.P. and confirms that it has disclosed all persons who directly or indirectly have or share voting power with respect to the holdings of Vestar.

* * * * * * * * * *

Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP

cc:                                 Securities and Exchange Commission

Mark P. Shuman, Esq.

Kathleen A. Collins

Megan B. Akst

DynaVox Inc.

Edward L. Donnelly, Jr.

Kenneth D. Misch

Cahill Gordon & Reindel LLP

Jonathan A. Schaffzin